Designated Filer:  Warburg, Pincus Equity Partners, L.P.
Issuer & Ticker symbol:  ev3 Inc. [EVVV]
Date of Event Requiring Statement:  July 9, 2010

EXPLANATION OF RESPONSES

(1) Represents disposition pursuant to a tender of shares of Common Stock, par value $0.01 per share (the “Shares”), of ev3 Inc. pursuant to the tender offer contemplated by that certain Agreement and Plan of Merger, dated June 1, 2010, by and among ev3 Inc., Covidien Group S.a.r.l. and COV Delaware Corporation.

Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”), and a subsidiary of Warburg Pincus & Co., a New York general partnership (“WP”), is the general partner of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, “WPEP”).  WPEP is managed by Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WPEP, WPP LLC and WP, the “Warburg Pincus Reporting Persons”).  By reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Act”), each of WPP LLC, WP and WP LLC may be deemed to be the beneficial owner of an indeterminate portion of any Shares held by WPEP.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of any Shares in which such Warburg Pincus Reporting Person does not have a pecuniary interest.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control WPEP.  Messrs. Kaye and Landy disclaim beneficial ownership of any Shares held by WPEP except to the extent of any pecuniary interest therein.  The address of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.